NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

May 15, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 15, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D. MacAulay
BARBARA O'NEILL

dw 6/1

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **MAY 15, 2007**

News Release: 07-07 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Diamond Drilling Completed On CR Copper – Molybdenum Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the recent completion of the diamond drilling program on its CR copper – molybdenum project, located near Houston, British Columbia.

The April-May drill program entailed 1,988 meters (m) of NQ core drilling in seven drill holes. These drill holes tested the mineralized porphyry along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m.

Sampling of the drill core is complete and the samples have been shipped to Eco Tech Laboratories of Kamloops, British Columbia. All samples were sealed with security tags and blank and duplicate samples were included for quality assurance and quality control. Assay techniques will include ICP analysis with gold assaying completed using a standard fire assay technique.

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road that also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with probable reserves of 21,913,000 tonnes of 0.400% copper and 0.007% molybdenum (Imperial Metals AIF, March 30, 2007).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **MAY 15, 2007**

News Release: 07-07 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Diamond Drilling Completed On CR Copper – Molybdenum Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the recent completion of the diamond drilling program on its CR copper – molybdenum project, located near Houston, British Columbia.

The April-May drill program entailed 1,988 meters (m) of NQ core drilling in seven drill holes. These drill holes tested the mineralized porphyry along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m.

Sampling of the drill core is complete and the samples have been shipped to Eco Tech Laboratories of Kamloops, British Columbia. All samples were sealed with security tags and blank and duplicate samples were included for quality assurance and quality control. Assay techniques will include ICP analysis with gold assaying completed using a standard fire assay technique.

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road that also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with probable reserves of 21,913,000 tonnes of 0.400% copper and 0.007% molybdenum (Imperial Metals AIF, March 30, 2007).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **MAY 15, 2007**

News Release: 07-07 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Diamond Drilling Completed On CR Copper – Molybdenum Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the recent completion of the diamond drilling program on its CR copper – molybdenum project, located near Houston, British Columbia.

The April-May drill program entailed 1,988 meters (m) of NQ core drilling in seven drill holes. These drill holes tested the mineralized porphyry along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m.

Sampling of the drill core is complete and the samples have been shipped to Eco Tech Laboratories of Kamloops, British Columbia. All samples were sealed with security tags and blank and duplicate samples were included for quality assurance and quality control. Assay techniques will include ICP analysis with gold assaying completed using a standard fire assay technique.

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road that also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with probable reserves of 21,913,000 tonnes of 0.400% copper and 0.007% molybdenum (Imperial Metals AIF, March 30, 2007).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.